SO 9/6/05




SEC MAIL PROCESSING
SECTION
WASH. D.C.
192

SECURITIES A
WA

05043918

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 032279

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alpha Business Control Systems

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 Colusa Circle
(No. and Street)

Kensington	California	94707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Hawks — (510) 527-1750
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9/13

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Hawks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Business Control Systems, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Alameda
Subscribed and sworn (or affirmed) to before me this 19 day of August, 2005

Notary Public

Signature

PRESIDENT
Title


COLLIN BECKER
COMM. # 1406844
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Exp. Mar. 25, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION


SEC MAIL
PROCESSING
SECTION
WASH, D.C.

Independent Auditor's Report

Board of Directors
Alpha Business Control Systems

I have audited the accompanying statement of financial condition of Alpha Business Control Systems as of June 30, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Business Control Systems as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 20, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Alpha Business Control Systems
Statement of Financial Condition
June 30, 2005

Assets

Cash	$ 35,399
Total assets	$ 35,399

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 677
Income taxes payable	800
Total liabilities	1,477
Stockholder's equity	
Common stock, $100 par value; 500 shares authorized; 60 issued and outstanding	6,000
Retained earnings	27,922
Total stockholder's equity	33,922
Total liabilities & stockholder's equity	$ 35,399

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Operations
For the Year Ended June 30, 2005

Revenues	
Mutual fund income	$ 33,486
Other income	40,537
Total revenue	74,023
Expenses	
Compensation and benefits	67,677
Communications	2,103
Occupancy and equipment rental	2,466
Taxes, other than income	4,368
Other expenses	21,097
Total expenses	97,711
Income (loss) before income tax provision	(23,688)
Total income tax provision	800
Net income (loss)	$ (24,488)

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2005

	Common Stock	Retained Earnings	Total
Balance, at June 30, 2004	$ 6,000	$ 52,410	$ 58,410
Net income (loss)	–	(24,488)	(24,488)
Balance, at June 30, 2005	$ 6,000	$ 27,922	$ 33,922

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Changes in Cash Flows
For the Year Ended June 30, 2005

Cash flow from operating activities		
Net income (loss)		$ (24,488)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	$ 328	
(Decrease) increase in:		
Accounts payable	567	
Total adjustments		895
Net cash (used in) provided by operating activities		(23,593)
Cash flows from investing activities		–
Cash flows from financing activities		–
Net increase (decrease) in cash		(23,593)
Cash at the beginning of the year		58,992
Cash at the end of the year		$ 35,399

Supplemental disclosure of cash flow information

Cash paid during the period ended June 30, 2005	
Income taxes	$ 800
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Notes to Financial Statements
For the Year Ended June 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alpha Business Control Systems (the "Company") was founded in 1984. As a broker/dealer in the securities industry the Company sells securities on a "mutual funds only" basis and does non-securities related business to a very limited number of customers in Northern California. The Company is a member of the National Association of Securities Dealers ("NASD"), Securities Investors Protection Corporation ("SIPC") and is licensed to sell life and disability insurance by the State of California.

The Company earned 55% of its total revenue from non-securities based other income. Of this 98% was earned from one consulting client. Interest income comprised the remainder of the other income.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Rent expense for the year ended June 30, 2005 was $2,446. Rent is paid on a month to month basis.

Note 2: OTHER INCOME

Other income is non-securities based from the following sources:

Business consulting	$ 40,270
Interest	267
	$ 40,537

Note 3: INCOME TAXES

For the year ended June 30, 2005, the Company recorded the following tax provision.

Current Federal Taxes	$ –
Current State Taxes	800
Total income tax provision	$ 800

The Company has available at June 30, 2005, unused net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $10,789. The net operating loss begins to expire in the year 2020.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: PENSION PLAN

The Company maintains an employee profit sharing plan. The contributions are discretionary, with a maximum of $30,000 or 25% of eligible employees' compensation. All participating employees are always 100% vested. The Company contributed $13,535 to the plan for the year ended June 30, 2005.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

Note 5: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 6: <u>COMPUTATION OF NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2005, the Company had net capital of $33,992 which was $28,922 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,477) to net capital was 0.04 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Alpha Business Control Systems
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 6,000	
Retained earnings	27,922	
Total stockholder's equity		$ 33,922
Less:		
Non allowable assets	-	
Net adjustments to capital		-
Net Capital		33,922
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 98	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 28,922
Percentage of aggregate indebtedness to net capital	0.04:1	

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2005.

See independent auditor's report.

Alpha Business Control Systems
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the Year Ended June 30, 2005

A computation of reserve requirement is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Alpha Business Control Systems
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the Year Ended June 30, 2005

Information relating to possession or control requirements is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Alpha Business Control Systems

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Alpha Business Control Systems

In planning and performing my audit of the financial statements of Alpha Business Control Systems for the year ended June 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Alpha Business Control Systems including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 20, 2005